Exhibit 99.1

VASTA Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-month period ended March 31, 2022

VASTA Platform Limited

Unaudited Interim Condensed Consolidated

Financial Statements

Three-month period ended March 31, 2022

Content

Consolidated statement of financial position	3

Consolidated interim statement of profit or loss and other comprehensive income	5

Consolidated interim statement of changes in equity	6

Consolidated interim statement of cash flows	7

Notes to the condensed consolidated interim financial statements	9

VASTA Platform Limited

Condensed Consolidated Interim Statement of Financial Position

As of March 31, 2022 and December 31, 2021

In thousands of R$, unless otherwise stated

Assets	Note	March 31, 2022	December 31, 2021
Current assets
Cash and cash equivalents	7	145,998	309,893
Marketable securities	8	303,675	166,349
Trade receivables	9	576,388	505,514
Inventories	10	208,744	242,363
Taxes recoverable		27,040	24,564
Income tax and social contribution recoverable		9,689	8,771
Prepayments		57,335	40,069
Other receivables		982	2,105
Related parties – other receivables	18	1,126	501
Total current assets		1,330,977	1,300,129

Non-current assets
Judicial deposits and escrow accounts	19	177,579	178,824
Deferred income tax and social contribution		129,453	130,405
Property, plant and equipment	11	222,265	185,682
Intangible assets and goodwill	12	5,542,991	5,538,367

Total non-current assets		6,072,288	6,033,278

Total Assets		7,403,265	7,333,407

The accompanying notes are an integral part of this Unaudited Condensed Consolidated Interim Financial Statements

VASTA Platform Limited

Condensed Consolidated Interim Statement of Financial Position

As of March 31, 2022 and December 31, 2021

In thousands of R$, unless otherwise stated

Liabilities	Note	March 31, 2022	December 31, 2021

Current liabilities
Bonds and financing	13	267,568	281,491
Lease liabilities	15	27,915	26,636
Suppliers	14	261,219	264,787
Income tax and social contribution payable		16,644	16,666
Salaries and social contributions	17	75,952	62,829
Contractual obligations and deferred income		44,812	46,037
Accounts payable for business combination	16	59,296	20,502
Other liabilities		25,350	20,033
Other liabilities - related parties	18	30,393	39,271
Total current liabilities		809,149	778,252

Non-current liabilities
Bonds and financing	13	549,948	549,735
Lease liabilities	15	139,640	133,906
Accounts payable for business combination	16	511,364	511,811
Provision for tax, civil and labor losses	19	652,015	646,850
Contract liabilities and deferred income		4,544	128
Other liabilities		47,080	47,516
Total non-current liabilities		1,904,591	1,889,946

Shareholder's Equity
Share Capital	21	4,820,815	4,820,815
Capital reserve		65,614	61,488
Treasury shares		(23,880)	(23,880)
Accumulated losses		(173,024)	(193,214)
Total Shareholder's Equity		4,689,525	4,665,209

Total Liabilities and Shareholder's Equity		7,403,265	7,333,407

The accompanying notes are an integral part of this Unaudited Condensed Consolidated Interim Financial Statements

VASTA Platform Limited

Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income for the three-month period ended March 31, 2022 and 2021

In thousands of R$, except earnings for share

	Note	March 31, 2022	March 31, 2021

Net revenue from sales and services	22	380,581	280,832
Sales		371,886	274,884
Services		8,695	5,948

Cost of goods sold and services	23	(129,237)	(113,982)

Gross profit		251,344	166,850

Operating income (expenses)
General and administrative expenses	23	(126,088)	(109,876)
Commercial expenses	23	(47,933)	(49,509)
Other operating income, net	23	933	2,467
Impairment losses on trade receivables	9 and 23	(8,896)	(2,609)

Profit before finance result and taxes		69,360	7,323

Finance result
Finance income	24	15,269	5,463
Finance costs	24	(57,963)	(19,715)

Profit (Loss) before income tax and social contribution		26,666	(6,929)

Income tax and social contribution	20	(6,476)	1,412

Profit (Loss) for the period		20,190	(5,517)
Basic earnings (loss) per share – R$	21	0,242	(0,066)
Diluted earnings (loss) per share – R$	21	0,239	(0,065)

The accompanying notes are an integral part of this Unaudited Condensed Consolidated Interim Financial Statements

VASTA Platform Limited

Condensed Consolidated Interim Statement of Changes in Equity

For the three-month periods ended March 31, 2022 and 2021

In thousands of R$, unless otherwise stated

	Share Capital	Share issuance costs	Share-based compensation reserve (granted)	Share-based compensation reserve (vested)	Treasury shares	Accumulated losses	Total Shareholders' Equity/ Net Investment
Balance as of December 31,2020	4,961,988	(141,173)	38,962	-	-	(74,460)	4,785,317
Loss for the period						(5,517)	(5,517)
Share based compensations granted and issued			5,271				5,271
Balance as of March 31, 2021	4,961,988	(141,173)	44,233	-	-	(79,977)	4,785,071

Balance as of December 31, 2021	4,961,988	(141,173)	30,445	31,043	(23,880)	(193,214)	4,665,209
Profit for the period						20,190	20,190
Share based compensations granted and issued			4,126				4,126
Balance as of March 31, 2022	4,961,988	(141,173)	34,571	31,043	(23,880)	(173,024)	4,689,525

The accompanying notes are an integral part of this Unaudited Condensed Consolidated Interim Financial Statements

VASTA Platform Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the three-month periods ended March 31, 2022 and 2021

In thousands of R$ unless otherwise stated		Three-month period ended March 31,
	Notes	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before income tax and social contribution		26,666	(6,929)
Adjustments for:
Depreciation and amortization	11 and 12	64,287	48,585
Impairment losses on trade receivables	9	8,896	2,609
Reversal of provision for tax, civil and labor losses	19	(6,109)	(740)
Interest on provision for tax, civil and labor losses	19	11,454	5,630
Provision for obsolete inventories	10	6,780	4,838
Interest on bonds and financing		23,975	6,077
Contractual obligations and right to returned goods		(10,732)	(6,220)
Imputed interest on suppliers		-	1,452
Interest on accounts payable for business combination		13,694	167
Share-based payment expense		4,126	5,271
Interest on lease liabilities	15	3,596	4,022
Interest on marketable securities incurred	24	(11,459)	(3,298)
Disposals of right of use assets and lease liabilities	11 and 15	(1,285)	14

Changes in		133,889	61,478
Trade receivables	9	(79,574)	3,133
Inventories	10	26,787	4,564
Prepayments		(17,266)	1,588
Taxes recoverable		(2,434)	(184)
Judicial deposits and escrow accounts	19	1,245	644
Other receivables		1,123	-
Suppliers	14	(3,568)	(16,804)
Salaries and social charges	17	13,153	(6)
Tax payable		(5,852)	(2,000)
Contractual obligations and deferred income		13,976	(3,128)
Other receivables and liabilities from related parties	18	(9,504)	20,281
Other liabilities		4,880	2,287
Cash from operating activities		76,855	71,853
Income tax and social contribution paid		(523)	-
Interest on liabilities paid	15	(3,750)	(4,021)
Payment of interest on bonds and financing		(37,640)	(12,215)
Payment of provision for tax, civil and labor losses	19	(180)	(9)
Net cash generated by operating activities		34,762	55,608
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	11	(34,435)	(2,481)
Additions of intangible assets	12	(19,716)	(9,107)
Acquisition of subsidiaries net of cash acquired	5	(8,475)	(36,663)
Proceeds from (purchase of) investment in marketable securities	8	(125,866)	234,819
Net cash (applied in) from investing activities		(188,492)	186,568

VASTA Platform Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the three-month periods ended March 31, 2022 and 2021

In thousands of R$ unless otherwise stated

CASH FLOWS FROM FINANCING ACTIVITIES

Payments of loans from related parties		-	(20,884)
Lease liabilities paid	15	(5,654)	(4,977)
Payments of bonds and financing		-	(100,000)
Payments of accounts payable for business combination	16	(4,511)	(12,378)
Net cash applied in financing activities		(10,165)	(138,239)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(163,895)	103,937

Cash and cash equivalents at beginning of period	7	309,893	311,156
Cash and cash equivalents at end of period	7	145,998	415,093

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(163,895)	103,937

The accompanying notes are an integral part of this Unaudited Condensed Consolidated Interim Financial Statements

VASTA Platform Limited

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Amounts in thousands of R$, unless otherwise stated)

1.	Corporate information

1.1 The Company

Vasta Platform Ltd. (herein referred to as the “Company”, or previously named “Vasta Platform”, “Vasta’s Parent Company” or “Business”) is a publicly held company incorporated in the Cayman Islands on October 16, 2019, with headquarters in the city of São Paulo, Brazil. The Company is a technology-powered education content providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment. Vasta’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

The Company has built a “Platform as a Service” solution or PaaS, with two main modules: Content & EdTech Platform and Digital Services. The Company’s Content & EdTech Platform combines a multi-brand and tech-enabled array with printed and digital content through long-term contracts with partner schools.

Since July 31, 2020, Vasta Platform Ltd. has been a publicly-held company registered with SEC (“The US Securities and Exchange Commission) and its shares are traded on Nasdaq Global Select Market under ticker symbol “VSTA”.

1.2 Significant events during the period

(a) Business Combination

On January 14, 2022, the Company acquired the companies Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda. (“Phidelis”), when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

Phidelis is a complete platform of academic and financial management for K-12 schools, providing (i) software licensing and development, and (ii) messaging, retention, enrollment and default management for schools and students. In addition to aggregating a digital solution and bringing in new clients, Phidelis’ team will support the development of Vasta’s digital services platform.

The Consolidated Financial Statements comprise the following entities, which are all fully owned by the Company:

Company	March 31, 2022	December 31, 2021
	Interest %	Interest %
Somos Sistemas de Ensino S.A (“Somos Sistemas”)	100%	100%
Livraria Livro Fácil Ltda. (“Livro Fácil”)	100%	100%
A & R Comercio e Serviços de Informática Ltda. (“Pluri”)	100%	100%
Mind Makers Editora Educacional (“Mind Makers”)	100%	100%
Colégio Anglo São Paulo	100%	100%
Meritt Informação Educacional Ltda (“Meritt”)	100%	100%
Sociedade Educacional da Lagoa Ltda (“SEL”)	100%	100%
Nota 1000 Serviços Educacionais Ltda (“Redação Nota 1000”)	100%	100%
EMME – Produções de Materiais em Multimídia Ltda (“EMME”).	100%	100%
Editora De Gouges S.A (“De Gouges”)	100%	100%
Phidelis Tecnologia Desenvolvimento de Sistemas Ltda (“Phidelis”)	100%	-
MVP Consultoria e Sistemas Ltda. (“MVP”)	100%	-

VASTA Platform Limited

2.	Basis of accounting

These interim financial statements for the three-month period ended 31 March 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended 31 December 2021 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

These Condensed Consolidated Interim Financial Statements are presented in thousands of Brazilian Reais (“R$”), which is the Company functional currency. All financial information presented in R$ has been rounded to the nearest thousand, except as otherwise indicated.

3.	Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Measurement of fair values

A number of the Group’s accounting policies require the measurement of fair values, for both financial and non-financial assets and liabilities.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 - valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 - valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Where Level 1 inputs are not available, if needed, the Company engages third party qualified appraisers to perform the valuation using Level 2 and / or Level 3 inputs. If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company’s management establishes the appropriate valuation techniques and inputs to the model, working closely with the qualified external advisors when they are engaged in such activities.

The valuations of identifiable assets and contingent liabilities in business combinations could be particularly sensitive to changes in one or more unobservable inputs considered in the valuation process. Further information on the assumptions used in the valuation process of such items is provided in Note 5.

Fair value measurement assumptions are also used for determination of expenses with Share-based Compensation, which are disclosed in Note 21.

VASTA Platform Limited

4.	Significant accounting policies

The accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 31 December 2021. The accounting policies have been consistently applied to all consolidated companies. There are no new accounting policies that could be applicable since January 1, 2022 or early adopted in the Unaudited Consolidated Interim Financial Statements.

5	Business Combinations

As mentioned in Note 1.2, on January 14, 2022, the Company acquired the companies Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda. (“Phidelis”), when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

The Company will pay the total amount of R$17,057, of which R$8,854 was paid in cash on the acquisition date and the remaining amount of R$8,203 to be paid in 2-year installments. The contract has an earn-out clause of R$20,637, which will be paid in 3 installments adjusted by the IPCA, linked to the achievement of performance targets between 2022 and 2025. Phidelis is a complete platform of academic and financial management for K-12 schools, providing (i) software licensing and development, and (ii) messaging, retention, enrollment and default management for schools and students. In addition to aggregating a digital solution and bringing in new clients, Phidelis’ team will support the development of Vasta’s digital services platform.

The acquisitions were accounted for using the acquisition method of accounting, i.e., the consideration transferred, and the net identifiable assets acquired, and liabilities assumed were measured at fair value, while goodwill is measured as the excess of consideration paid over those items. The following table presents the net identifiable assets acquired and liabilities assumed for each business combination in 2022:

	Phidelis	MVP	Total
Current assets
Cash and cash equivalents	162	217	379
Trade receivables	65	131	196
Taxes recoverable	1	4	5
Total current assets	228	352	580

Non-current assets
Property, plant and equipment	-	73	73
Intangible assets - Software	510	2,635	3,145
Total non-current assets	510	2,708	3,218
Total Assets	738	3,060	3,798

Current liabilities
Salaries and social contributions	24	6	30
Taxes payable	34	10	44
Income tax and social contribution payable	-	80	80
Other liabilities	2	10	12
Total current liabilities	60	106	166
Total liabilities	60	106	166

Net identifiable assets at fair value (A)	678	2,954	3,632
Total of Consideration transferred (B)	5,944	31,751	37,695
Goodwill (B – A)	5,266	28,797	34,063

From the date of acquisition to March 31, 2022, MVP and Phidelis contributed to the Condensed Consolidated Interim Financial Statements net sales and services the amount of R$834 and R$344, respectively, and net profit in the amount of R$15 and R$388, respectively.

VASTA Platform Limited

6	Financial Instruments and risk management

The Company holds the following financial instruments:

	March 31, 2022	December 31, 2021

Assets - Amortized cost
Cash and cash equivalents	145,998	309,893
Marketable Securities	303,675	166,349
Trade receivables	576,388	505,514
Other receivables	982	2,105
Related parties – other receivables	1,126	501
	1,028,169	984,362

Liabilities - Amortized cost
Bonds and financing	817,516	831,226
Lease liabilities	167,555	160,542
Reverse Factoring	98,953	97,619
Suppliers	162,266	167,168
Accounts payable for business combination	570,660	532,313
Other liabilities - related parties	30,393	39,271
	1,847,343	1,828,139

The Company’s financial instruments are recorded in the Condensed Consolidated Interim Statement of Financial Position at amounts that are consistent with their fair values.

Credit Risk

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

Credit risk arises from the potential default of a counterparty on an agreement or financial instrument, resulting in financial loss. The Company is exposed to credit risk in its operating activities (mainly in connection with trade receivables, see Note 9) and financial activities that include reverse factoring deposits with banks and other financial institutions and other financial instruments contracted.

The Company mitigates its exposure to credit risks associated with financial instruments, deposits in banks and short-term investments by investing in prime financial institutions and in accordance with limits previously set in the Company’s policy. See Notes 7 and 8.

To mitigate risks associated with trade receivables, the Company adopts a sales policy and an analysis of the financial and equity condition of its counterparties. The sales policy is directly associated with the level of credit risk the Company is willing to accept in the normal course of its business.

The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Furthermore, the Company reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate credit losses are recorded. See Note 9.

7	Cash and cash equivalents

a.	Composition

VASTA Platform Limited

The balance of this account comprises the following amounts:

	March 31, 2022	December 31, 2021
Cash	117	100
Bank account	7,439	17,772
Financial investments (i)	138,442	292,021
	145,998	309,893

(i)	The Company invests in short-term fixed income investment funds with daily liquidity and no material risk of change in value. Financial investments presented an average gross yield of 104,1% of the annual CDI rate on March 31, 2022 (105,2% on December 31, 2021). All investments are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and correspond to the cash obligations for the period.

8	Marketable securities

a.	Composition

The balance of this account comprises the following amounts:

	Credit risk	March 31, 2022	December 31, 2021

Financial bills (LF)	AAA	5,298	1,640
National treasury notes (NTN)	AAA	17,413	-
National treasury notes (NTN)	AA	37,737	-
Financial treasury bills (LFT)	AAA	243,227	164,709
Financial treasury bills (LFT)	AA	-	-
		303,675	166,349

The average gross yield of securities is based on 102,8% CDI on March 31, 2022 (101% CDI on December 31, 2021).

9	Trade receivables

a.	Composition

	March 31, 2022	December 31, 2021
Trade receivables	623,337	505,190
Related Parties (Note 18)	5,434	46,824
( - ) Impairment losses on trade receivables	(52,383)	(46,500)
	576,388	505,514

b.	Maturities of trade receivables

VASTA Platform Limited

	March 31, 2022	December 31, 2021
Not yet due	509,340	417,233
Past due
Up to 30 days	37,591	9,657
From 31 to 60 days	10,700	10,331
From 61 to 90 days	357	7,366
From 91 to 180 days	20,849	21,154
From 181 to 360 days	27,602	23,852
Over 360 days	16,898	15,597
Total past due	113,997	87,957

Related parties (note 18)	5,434	46,824
( - ) Provision for impairment of trade receivables	(52,383)	(46,500)
	576,388	505,514

The gross book value of trade receivables is written off when the Company has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts recoverable are recognized directly in the Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income upon collection.

c.	Changes on provision

	March 31, 2022	March 31, 2021
Opening balance	46,500	32,055
Additions	8,896	2,609
Write offs	(3,013)	(3,678)
Closing balance	52,383	30,986

10	Inventories

The balance of this account comprises the following amounts:

a.	Composition

	March 31, 2022	December 31, 2021
Finished products (i)	117,814	160,318
Work in process	51,698	51,152
Raw materials	37,154	27,081
Imports in progress	-	1,681
Right to returned goods (ii)	2,078	2,131
	208,744	242,363

(i)	These amounts are net of slow-moving items and net realizable value.

(ii)	Represents the Company’s right to recover products from customers when customers exercise their right of return under the Company’s returns policies, where the Company estimates the volume of goods returned based on experience and foreseen expectations.

VASTA Platform Limited

b.	Changes in provision

Changes in provision for losses with slow-moving inventories, net realizable value and provision for goods returned are broken down as follows:

	March 31, 2022	March 31, 2021
Opening balance	58,723	62,210
Additions	6,904	5,910
(Reversals)	(124)	(1,072)
Inventory losses	-	(5,591)
Closing balance	65,503	61,457

11	Property, plant and Equipment

The changes in property, plant and equipment are as follows:

Cost	IT equipment	Furniture, equipment, and fittings	Property, buildings and improvements	In progress	Rights of use assets	Land	Total
As of December 31, 2021	44,180	38,116	54,508	677	251,694	391	389,566
Additions	31,849	2,015	282	289	15,929	-	50,364
Additions by business combination	54	78	-	7	-	-	139
Disposals	-	(6)	-	(18)	(4,103)	-	(4,127)
Transfers	21	2,118	(2,139)	-	-	-	-
As of March 31, 2022	76,104	42,321	52,651	955	263,520	391	435,942
Depreciation
As of December 31, 2021	(27,565)	(29,726)	(36,636)	-	(109,957)	-	(203,884)
Depreciation charge for the period	(2,951)	(109)	(1,381)	-	(7,547)	-	(11,988)
Additions by business combination	-	(66)	-	-	-	-	(66)
Depreciation of disposals	-	-	-	-	2,261	-	2,261
Transfers	-	(1,684)	1,684	-	-	-	-
As of March 31, 2022	(30,516)	(31,585)	(36,333)	-	(115,243)	-	(213,677)

Net book value
As of December 31, 2021	16,615	8,390	17,872	677	141,737	391	185,682
As of March 31, 2022	45,588	10,736	16,318	955	148,277	391	222,265
Annual depreciation rates	10% - 33%	10% - 33%	5% - 20%	-	12%	-

Cost	IT equipment	Furniture, equipment, and fittings	Property, buildings and improvements	In progress	Rights of use assets	Land	Total
As of December 31, 2020	27,036	36,314	51,407	315	241,906	453	357,431
Additions	1,269	962	166	84	13,731	-	16,212
Additions by business combination	107	504	-	-	-	-	611
Disposals	-	(14)	-	-	-	-	(14)
As of March 31, 2021	28,412	37,766	51,573	399	255,637	453	374,240
Depreciation
As of December 31, 2020	(25,557)	(26,406)	(31,429)	-	(82,033)	-	(165,425)
Depreciation charge for the period	(292)	(811)	(1,277)	-	(6,918)	-	(9,297)
As of March 31, 2021	(25,849)	(27,217)	(32,706)	-	(88,951)	-	(174,722)

Net book value
As of December 31, 2020	1,479	9,908	19,978	315	159,873	453	192,006
As of March 31, 2021	2,564	10,549	18,867	399	166,687	453	199,518
Annual depreciation rates	10% - 33%	10% - 33%	5% - 20%	-	12%	-

 The Company assesses at each reporting date, whether there is an indication that a property, plant and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property, plant and equipment as of and for the three-month periods ended March 31, 2022 and 2021.

12	Intangible Assets and Goodwill

The changes in intangible assets and goodwill were as follows:

VASTA Platform Limited

Cost	Software	Customer Portfolio	Trademarks	Trade Agreement	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2021	247,325	1,197,381	631,935	247,622	73,877	39,421	3,991	3,694,879	6,136,431
Additions	7,940	-	-	-	8,779	-	2,039	958	19,716
Additions by business combination	3,145	-	-	-	-	-	-	34,063	37,208
Transfer	(2,085)	(140)	-	-	-	(1,099)	-	3,324	-
As of March 31, 2022	256,325	1,197,241	631,935	247,622	82,656	38,322	6,030	3,733,224	6,193,355

Amortization
As of December 31, 2021	(151,281)	(275,276)	(85,658)	(4,127)	(49,583)	(32,140)	-	-	(598,065)
Amortization charge for the period	(7,850)	(25,393)	(6,827)	(6,191)	(5,988)	(50)	-	-	(52,299)
As of March 31, 2022	(159,131)	(300,669)	(92,485)	(10,318)	(55,571)	(32,190)	-	-	(650,364)

Net book value
As of December 31, 2021	96,045	922,105	546,277	243,495	24,294	7,281	3,991	3,694,879	5,538,367
As of March 31, 2022	97,194	896,572	539,450	237,304	27,085	6,132	6,030	3,733,224	5,542,991
Weighted average amortization rate	15%	8%	5%	8%	33%	33%	-	-

Cost	Software	Customer Portfolio	Trademarks	Trade Agreement	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2020	204,213	1,113,792	631,935	-	53,069	38,283	999	3,307,805	5,350,096
Additions	2,031	-	-	-	5,595	-	1,481	-	9,107
Additions by business combination	1,810	-	-	-	-	-	-	60,988	62,798
Transfer	1,674	18,783				-		(20,457)	-
As of March 31, 2021	209,728	1,132,575	631,935	-	58,664	38,283	2,480	3,348,336	5,422,001

Amortization
As of December 31, 2020	(120,798)	(184,934)	(58,349)	-	(29,248)	(32,040)	-	-	(425,369)
Amortization charge for the period	(6,686)	(21,473)	(6,827)	-	(4,301)	(1)	-	-	(39,288)
As of March 31, 2021	(127,484)	(206,407)	(65,176)	-	(33,549)	(32,041)	-	-	(464,657)

Net book value
As of December 31, 2020	83,415	928,858	573,586	-	23,821	6,243	999	3,307805	4,924,727
As of March 31, 2021	82,244	926,168	566,759	-	25,115	6,242	2,480	3,348,336	4,957,344
Weighted average amortization rate	15%	8%	5%	8%	33%	33%	-	-

Impairment test for goodwill

The Company performs its annual impairment test in December and whenever circumstances indicate that the carrying value may be impaired. The Company’s impairment test for goodwill is assessed by comparing it carrying amount with its recoverable amount. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2021.

There were no indications of impairment for the three-month periods ended March 31, 2022.

VASTA Platform Limited

13	Bonds and financing

The balance of bonds and financing comprises the following amounts:

	March 31, 2022	December 31, 2021	Interest rate
Private Bonds – 5th Issuance - series 2	103,162	104,844	CDI + 1.00% p.a.
Private Bonds – 6th Issuance - series 2	206,962	210,920	CDI + 1.70% p.a.
Bonds – 1st Issuance - single	506,549	514,574	CDI + 2.30% p.a.
Financing and Lease Liabilities - Mind Makers	843	888	TJLP + 5% p.a.
	817,516	831,226
Current	267,568	281,491
Non-current	549,948	549,735

See below the bonds outstanding on March 31, 2022:

Subscriber	Related Parties	Related Parties	Third parties
Issuance	5th	6th	1st
Series	2nd Series	2nd Series	Single Series
Date of issuance	08/15/2018	08/15/2017	08/06/2021
Maturity Date	08/15/2023	08/15/2022	08/05/2024
First payment after	60 months	60 months	35 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financials charges	CDI + 1,00% p.a.	CDI + 1,70% p.a.	CDI + 2,30% p.a.
Principal amount (in millions of R$)	100	200	500

14	Suppliers

The balance of this account comprises the following amounts:

	March 31, 2022	December 31, 2021
Local suppliers	136,588	132,124
Related parties (note 18)	9,106	19,534
Copyright	16,572	15,510
Reverse Factoring (i)	98,953	97,619
	261,219	264,787

(i)	Some of the Company’s domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Company to financial institutions without right of recourse, in a transaction characterized as “Reverse Factoring”. The Company charged interest over the payment term at a rate that is commensurate with its own credit risk. The reverse factoring presents maturity dates from one year.

VASTA Platform Limited

15	Lease liabilities

The lease agreements have an average term of 7 years and weighted average rate of 14.32% p.a.

	March 31, 2022	December 31, 2021
Opening balance	160,542	173,103
Additions for new lease agreements (i)	1,268	25,513
Renegotiation	14,661	(12,439)
Cancelled contracts	(3,151)	(3,481)
Renegotiation	-	(448)
Interest	3,596	14,984
Payment of interest	(3,750)	(14,692)
Payment of principal	(5,611)	(21,998)
Closing balance	167,555	160,542

Current liabilities	27,915	26,636
Non-current liabilities	139,640	133,906
	167,555	160,542

(i)	Refers to new lease agreements which the Company has embedded part of its digital learning solutions. Those lease agreements (digital learning) refer to lease terms of 36 months, with rates negotiated in the range from 10,3% p.a to 10,88% p.a.

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture) are recognized on a straight-line basis in rent expenses for the period and are not included in lease liabilities.

The Company recognized rent expense from short-term leases and low-value assets of R$ 10,157 for the three-month period ended March 31, 2022 (March 31, 2021: R$ 9,777).

16	Accounts payable for business combination

	March 31, 2022	December 31, 2021
Pluri	3,330	3,251
Mind Makers	7,213	7,044
Livro Fácil	9,686	14,055
Meritt	3,368	3,347
SEL	27,588	26,935
Redação Nota 1000	7,396	7,230
EMME	14,096	12,780
Editora De Gouges	468,768	457,671
Phidelis (i)	29,215	-
	570,660	532,313

Current	59,296	20,502
Non-current	511,364	511,811
	570,660	532,313

(i)	The liability is composed of the remaining amount to be paid due to acquisition of Phidelis including the earn-out clause as per Note 5.

VASTA Platform Limited

17	Salaries and Social Contribution

	March 31, 2022	December 31, 2021
Salaries payable	31,635	22,348
Social contribution payable (i)	21,983	23,926
Provision for vacation pay and 13th salary	15,356	10,616
Provision for profit sharing (ii)	6,894	5,923
Others	84	16
	75,952	62,829

(i)	Refers to the effect of social contribution over restricted share unit’s compensation plans. The Company records the taxes over the shares on a monthly basis according to the Company’s share price.

(ii)	The provision for profit sharing is based on qualitative and quantitative metrics determined by Management.

18	Related parties

As presented in note 1, the Company is part of Cogna and some of the Company’s transactions and arrangements involve entities that belong to the Cogna. The effect of these transactions is reflected in these Consolidated Financial Statements, with these related parties segregated by nature of transaction measured on an arm’s length basis and determined by intercompany agreements and approved by the Company’s Management.

The balances and transactions between the Company and its affiliates have been eliminated in the Company’s Consolidated Financial Statements. The balances and transactions between related parties are shown below:

VASTA Platform Limited

	March 31, 2022
	Other receivables (i)	Trade receivables (Note 9)	Indemnification asset	Other payments (ii)	Suppliers (note 14)	Bonds (note 13)
Anhanguera Educacional Participacoes SA.	-	413	-	-	-	-
Cogna Educação S.A.	-	-	164,361	3,583	-	310,305
Editora Atica S.A.	-	1,540	-	12,772	5,859	-
Editora E Distribuidora Educacional S.A.	-	436	-	14,038	88	-
Editora Scipione S.A.	-	412	-	-	18	-
Maxiprint Editora Ltda.	-	329	-	-	25	-
Pitagoras Sistema De Educacao Superior Ltda.	-	76	-	-	-	-
Saber Serviços Educacionais S.A.	14	861	-	-	327	-
Saraiva Educacao S.A.	755	1,367	-	-	2,156	-
SGE Comercio De Material Didatico Ltda.	-	-	-	-	633	-
Somos Idiomas SA	357	-	-	-	-	-
	1,126	5,434	164,361	30,393	9,106	310,315

(i)	Refers substantially to accounts receivable generated from sharing costs e.g., IT services shared by the Company to Cogna.

(ii)	Refers substantially to accounts payable by sharing expenses e.g., property leasing, personnel and IT licenses shared with Cogna.

VASTA Platform Limited

	December 31, 2021
	Other receivables (i)	Trade receivables (Note 9)	Indemnification asset	Other payments (ii)	Suppliers (note 14)	Bonds (note 13)
Acel Adminstração de Cursos Educacionais Ltda	-	6,482	-	-	474	-
Anhanguera Educacional Participacoes SA.	-	413	-	-	-	-
Centro Educacional Leonardo Da Vinci SS	-	-	-	-	6	-
Cogna Educação S.A.	-	-	160,470	3,021	-	315,764
Colégio Ambiental Ltda	-	805	-	-	-	-
Colégio JAO Ltda.	-	4,974	-	-	33	-
Colegio Manauara Lato Sensu Ltda.	-	3,291	-	-	458	-
Colegio Manauara Cidade Nova Ltda.		395			-
Colegio Visao Eireli	-	132	-	-	13	-
Colégio Cidade Ltda	-	397	-	-	15	-
Colégio do Salvador Ltda		1			-
Curso e Colégio Coqueiro Ltda	-	434	-	-	20	-
ECSA Escola A Chave do Saber Ltda	-	1,444	-	-	16	-
Editora Atica S.A.	-	2,207	-	20,040	9,239	-
Editora E Distribuidora Educacional S.A.	-	436	-	15,754	88	-
Editora Scipione S.A.	-	445	-	211	556	-
Educação Inovação e Tecnologia S.A.	-	-	-	128	-	-
Escola Mater Christi Ltda.	-	765	-	-	139	-
Escola Riacho Doce Ltda	-	-	-	-	24	-
Maxiprint Editora Ltda.	-	1,205	-	117	76	-
Nucleo Brasileiro de Estudos Avançados Ltda	-	420	-	-	45	-
Papelaria Brasiliana Ltda	-	644	-	-	-	-
Pitagoras Sistema De Educacao Superior Ltda.	-	76	-	-	-	-
Saber Serviços Educacionais S.A.	14	7,269	-	-	578	-
Saraiva Educacao S.A.	365	1,179	-	-	5,136	-
SGE Comercio De Material Didatico Ltda.	-	-	-	-	1,687	-
Sistema P H De Ensino Ltda.	-	4,421	-	-	177	-
Sociedade Educacional Alphaville Ltda	-	1,257	-	-	1	-
Sociedade Educacional Doze De Outubro Ltda.	-	734	-	-	47	-
Sociedade Educacional Parana Ltda.	-	91	-	-	11	-
Somos Idiomas SA	122	-	-	-	-	-
Somos Operações Escolares S.A.	-	3,305	-	-	29	-
SSE Serviços Educacionais Ltda.	-	3,602	-	-	665	-
	501	46,824	160,470	39,271	19,533	315,764

(iii)	Refers substantially to accounts receivable generated from sharing costs e.g., IT services shared by the Company to Cogna.

(iv)	Refers substantially to accounts payable by sharing expenses e.g., property leasing, personnel and IT licenses shared with Cogna.

	Three months ended March 31, 2022				Three months ended March 31, 2021
Transactions held:	Revenues	Finance costs (i)	Cost Sharing (note 20d)	Sublease (note 20f)	Revenues	Finance costs	Cost Sharing (note 20d)	Sublease (note 20f)

Acel Administracao De Cursos Educacionais Ltda.	-	-	-	-	271	-	-	-
Centro Educacional Leonardo Da Vinci SS	-	-	-	-	35	-	-	-
Cogna Educação S.A.	-	8,611	-	-	-	5,929	-	-
Colégio Ambiental Ltda	-	-	-	-	242	-	-	-
Colégio Cidade Ltda	-	-	-	-	75	-	-	-
Colegio JAO Ltda.	-	-	-	-	432	-	-	-
Colégio Manauara Lato Sensu Ltda.	-	-	-	-	174	-	-	-
Colégio Motivo Ltda.	-	-		-	9	-	-	-
Colégio Visão Ltda	-	-	-	-	158	-	-	-
Cursos e Colégio Coqueiros Ltda	-	-	-	-	121	-	-	-
Ecsa Escola A Chave Do Saber Ltda.	-	-	-	-	50	-	-	-
Editora Atica S.A.	3,415	-	1,183	2,109	780	-	1,396	856

VASTA Platform Limited

Editora E Distribuidora Educacional SA.	-	-	6,059	-	-	-	7,149	-
Editora Scipione SA.	737	-	-	-	641	-	-	-
Escola Mater Christi	-	-	-	-	26	-	-	-
Escola Riacho Doce Ltda	-	-	-	-	38	-	-	-
Maxiprint Editora Ltda.	2,203	-	-	-	-	-	-	-
Nucleo Brasileiro de Estudos Avancados Ltda	-	-	-	-	23	-	-	-
Saber Serviços Educacionais S.A.	41	-	-	-	17	-	-	-
Saraiva Educacao SA.	1,215	-	-	728	1,064	-	-	914
Sistema P H De Ensino Ltda.	-	-	-	-	967	-	-	-
Sociedade Educacional Alphaville SA	-	-	-	-	71	-	-	-
Sociedade Educacional Doze De Outubro Ltda	-	-	-	-	101	-	-	-
Sociedade Educacional Neodna Cuiaba Ltda.	-	-	-	-	75	-	-	-
SOE Operações Escolares SA.	-	-	-	-	50	-	-	-
Somos Idiomas Ltda	-	-	-	123	-	-	-	65
Somos Operações Escolares SA.	-	-	-	-	167	-	-	-
SSE Serviços Educacionais Ltda.	-	-	-	-	83	-	-	-
	7,611	8,611	7,242	2,960	5,670	5,929	8,545	1,835

VASTA Platform Limited

a.	Compensation of key management personnel

Key management personnel includes the members of the Board of Directors, Audit Committee, the CEO and the vice-presidents, for which the nature of the tasks performed were related to the activities of the Company.

The Key management personnel compensation expenses comprised the following:

	March, 31 2022	March, 31 2021
Short-term employee benefits	2,135	1,376
Share-based compensation plan	2,136	1,745
	4,271	3,121

19	Provision for tax, civil and labor losses and Judicial deposits and escrow accounts

The Company classifies the likelihood of loss in judicial/administrative proceedings in which it is a defendant. Provisions are recorded for contingencies classified as probable loss in an amount that Management, in conjunction with its legal advisors, believes is enough to cover probable losses or when related to contingences resulting from business combinations.

a.	Composition of contingent liabilities

	March 31, 2022	December 31, 2021
Proceedings whose likelihood of loss is probable
Tax proceedings (i)	616,455	607,084
Labor proceedings (ii)	33,947	38,159
Civil proceedings	1,613	376
	652,015	645,619

Liabilities assumed in Business Combination
Civil proceedings	-	1,231
	-	1,231
Total of provision for tax, civil and labor losses	652,015	646,850

(i) Primarily refers to income tax positions taken by Somos (Vasta Predecessor) and the Company (Successor) in connection with a corporate restructuring held by the predecessor in 2010. In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with unfavorable case law on a similar tax case also reached in 2018, the Company reassessed this income tax position and recorded a liability, including interest and penalties,

(ii) The Company is a party to labor demands, which mostly refer to proportional vacation, salary difference, night shift premium, overtime and social charges, among others. There are no individual labor demands with material amounts that require specific disclosure.

VASTA Platform Limited

The changes in provision for the three months period ended March 31, 2022 and 2021 were as follows:

	December 31, 2021	Additions	Reversals	Interest	Total effect on the result	Payments	March 31, 2022
Tax proceedings	607,084	-	(1,356)	10,728	9,372	-	616,456
Labor proceedings	38,159	165	(4,916)	718	(4,033)	(180)	33,946
Civil proceedings	1,607	4	(6)	8	6	-	1,613
Total	646,850	169	(6,278)	11,454	5,345	(180)	652,015

	December 31, 2020	Additions	Reversals	Interest	Total effect on the result	Payments	March 31, 2021
Tax proceedings	575,724	92	-	4,843	4,935	-	580,659
Labor proceedings	37,896	126	(866)	781	41	(9)	37,929
Civil proceedings	313	2	(2)	6	6	-	319
Total	613,933	220	(868)	5,630	4,982	(9)	618,907

b.	Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as non-current assets are as follows:

	March 31, 2022	December 31, 2021

Tax proceedings	2,390	2,300
Indemnification asset -Former owner	1,142	1,998
Indemnification asset – Related Parties (i)	164,361	160,470
Escrow-account (ii)	9,686	14,055
	177,579	178,824

(i) Refers to an indemnification asset of the seller in connection with the acquisition of Somos (Vasta’s Predecessor) by Cogna Group (Vasta’s Parent Company) and recognized at the date of the business combination, in order to indemnify the Company for any and all losses that may be incurred in connection with all contingencies or lawsuits, substantially tax proceedings related to business combinations.

(ii) Refers to guarantees received as a consequence of business combinations, in connection with contingencies whose likelihood of loss is probable, and for which the former owners are liable. According to the Sale Agreement, these former owners will reimburse the Company in case payments are required and if those contingencies materialize.

20.	Current and Deferred Income Tax and Social Contribution

Income tax expense is recognized at an amount determined by multiplying profit (loss) before tax for the interim reporting period by the Company’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective rate in the Unaudited Condensed Consolidated Interim Financial statements may differ from the Consolidated estimate of the effective tax rate for the annual financial statements. The Company’s effective tax rates for the period ended March 31, 2022 and 2021 were 24% and 20% respectively (Combined nominal statutory rate of income tax and social contribution is 34%).

VASTA Platform Limited

21	Shareholder’s Equity

a.	Share Capital

As of March 31, 2022 and December 31, 2021, the Company’s share capital is represented by 83,393,851 of which 64,436,093 are Class B shares held by Cogna Group (which holds 97,1% of the combined voting power) and 18,957,758 are shares held by others (which represents 2,9% of the combined voting power).

As a result, Cogna continues to control the outcome of all decisions at our shareholders’ meetings and to elect a majority of the members of our board of directors.

The Company’s shareholders on March 31, 2022 and December 31, 2021 are as follows:

In units

Company Shareholders	Class A	Class B	Total

Cogna Group	-	64,436,093	64,436,093
Free Float	17,957,758	-	17,957,758
Treasury shares	1,000,000	-	1,000,000

Total (%)	22,73%	77,27%	83,393,851

b.	Earnings per share

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year. The Company considers as diluted earnings per share, the number of common shares calculated added by the weighted average number of common shares that should be issued upon conversion of all potentially dilutive shares into common shares; potentially dilutive shares were deemed to have been converted into common shares at the beginning of the period.

	March 31, 2022	March 31, 2021
Profit (Loss) Attributable to Shareholder´s	20,190	(5,517)

Weighted average number of ordinary shares outstanding (thousands) (i)	83,394	83,012
Effects of dilution of ordinary potential shares- weighted averaged (thousands)
Share based- compensation ("Long term Plan") (ii)	1,036	829
Share based- compensation ("Bonus IPO") (ii)	-	411
Share based plan Migrated from Cogna to Vasta (iii)	20	22
Total dilution effect	1,056	1,262

Basic earning (loss) per share - R$	0.2421	(0,0665)
Diluted earning (loss) per share - R$	0.2391	(0,0655)

(i)	The Company has not changed its number of voting rights since the IPO on July 31, 2020.

(ii)	Refers to the share-based payments plans (“ILP”) and Bonus IPO.

(iii)	Refers to the Cogna Plan migrated to the Vasta Plan as a result of the restructuring in 2020.

VASTA Platform Limited

c.	Capital reserve - Share-based compensation

The Company as of March 31, 2022 had 2 (two) share based compensation plans and 1 (one) bonus plan paid in restricted share units, being:

a)	Cogna Plan - On September 3, 2018, Cogna’s shareholders approved a restricted share-based compensation plan, which may grant rights to receive a maximum number of restricted shares not exceeding 19,416,233 shares, corresponding to 1.2% of Cogna’s total share capital at the Plan’s approval date, excluding shares held in treasury on such date. This program should be wholly settled with delivery of Cogna’s shares. Cogna’s obligation to transfer the restricted shares under the Plan, in up to 10 days from the end of the vesting period, is contingent upon the continuing employment relationship of the employee or officer, as appropriate, for a period of three years from the date the respective agreement is signed. The number of outstanding restricted shares as of March 31, 2022 and December 31, 2021 was 155,919.

b)	Long Term Investment – (“ILP”) – Refers to two tranches granted being the first issued on July 23, 2020 and November 10, 2020. The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at fair value quoted on the grant date. The plan has a vesting period corresponding to 5 years added by expected volatility of 30% and will be settled with Company’s shares. All taxes and contributions are paid by the Company without additional costs to employees and management. This program should be wholly settled with the delivery of the shares.

c)	Bonus paid in restricted share units – “Premium recognized” - The Company granted and vested 38,564 shares on April 12, 2021 to certain members of management based on performance recognized. This program was wholly settled with the delivery of the shares.

22	Net Revenue from sales and Services

The breakdown of net sales of the Company for the three months periods ended March 31, 2022 and 2021 is shown below. Revenue is broken down into the categories that, according to the Company the nature, amount, timing and uncertainty of revenue through provisions as follows:

For three-month period	March 31, 2022	March 31, 2021
Content & EdTech Platform
Learning Systems	203,676	146,129
Textbooks	53,721	42,346
Complementary Education Services	56,272	29,201
Other services	8,487	5,948
	322,156	223,624

Digital Service platform
E-commerce	58,217	57,208
Other digital services	208	-
	58,425	57,208

Sales	371,886	274,884
Service	8,695	5,948
Net Revenue	380,581	280,832

a.	Seasonality

The Company’s revenue is subject to seasonality since the main deliveries of printed materials and digital materials to customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials delivered in the fourth quarter are used by customers in the following school year and, therefore, fourth quarter results reflect the

VASTA Platform Limited

growth in the number of students from one school year to the next, leading to higher revenue in general in the fourth quarter compared with the preceding quarters in each year. Consequently, on aggregate, the seasonality of revenue generally produces higher revenue in the first and fourth quarters of our fiscal year. In addition, the Company generally bills its customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half. A significant part of the Company’s expenses is also seasonal. Due to the nature of the business cycle, the Company needs significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of the teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year. Purchases through the Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

23	Costs and Expenses by Nature

	March 31, 2022	March 31, 2021
Salaries and payroll charges	(72,480)	(70,154)
Raw materials and productions costs	(71,532)	(52,804)
Editorial costs	(12,278)	(19,968)
Depreciation and amortization	(64,286)	(48,585)
Copyright	(20,763)	(17,111)
Advertising and publicity	(27,472)	(25,500)
Utilities, cleaning and security	(6,505)	(5,034)
Rent and condominium fees	(10,157)	(9,777)
Third-party services	(3,789)	(8,976)
Travel	(3,971)	(1,132)
Consulting and advisory services	(10,857)	(11,114)
Impairment losses on trade receivables	(8,896)	(2,609)
Material	(1,457)	(563)
Taxes and contributions	-	(385)
Reversal for tax, civil and labor losses	6,109	740
Provision for obsolete inventories	(6,780)	(4,838)
Income from lease and sublease agreements with related parties	2,960	1,835
Other income, net	933	2,467
	(311,221)	(273,509)

Cost of sales and services	(129,237)	(113,982)
Commercial expenses	(47,933)	(49,509)
General and administrative expenses	(126,088)	(109,876)
Impairment loss on accounts receivable	(8,896)	(2,609)
Other operating income, net	933	2,467
	(311,221)	(273,509)

VASTA Platform Limited

24	Finance result

	March 31, 2022	March 31, 2021
Finance income
Income from financial investments and marketable securities	11,459	3,298
Other finance income	3,810	2,165
	15,269	5,463

Finance costs
Interest on bonds and financing	(23,772)	(6,077)
Imputed interest on suppliers	(15,561)	(1,452)
Bank and collection fees	(2,393)	(1,676)
Interest on provision for tax, civil and labor risks	(11,430)	(5,684)
Interest on Lease Liabilities	(3,596)	(4,021)
Other finance costs	(1,210)	(805)
	(57,962)	(19,715)

Financial Result (net)	(42,693)	(14,252)

25	Segment Reporting

Information reported to the Chief Operating Decision Maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on revenue, “profit (loss) before finance result and tax”, assets and liabilities segregated by the nature of the services provided to the Company’ customers. Thus, the reportable segments are: (i) Content & EdTech Platform; and (ii) Digital Platform.

•	Content & EdTech platform derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complementary educational services.

•	Digital Platform aims to unify the entire school administrative ecosystem, allowing private schools to add multiple learning strategies and help them to focus on education, through the physical and digital e-commerce platform (Livro Fácil) and other digital services of the Company. Operations related to this segment began with the acquisition of Livro Fácil. In August 2021, the Company acquired EMME, which has its digital platform aimed at the production of educational marketing material for the Company's partner schools.

Due to the nature of the Company’s e-commerce platform, the Content & EdTech Platform segment sells its printed and digital content to the Digital Services segment. These transactions are priced on an arm’s length basis and are to be settled in cash. However, the eliminations made in preparing the consolidated financial statements are included in the measure of the segment’s profit or loss that is used by the CODM, and therefore the amounts presented herein are net of such intersegment transactions.

The following table presents the Company’s revenue, its reconciliation to “profit (loss) before finance result and tax”, assets and liabilities by reportable segment. No other information is used by the CODM when assessing segment performance:

VASTA Platform Limited

	March 31, 2022
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	322,156	58,425	380,581
Cost of goods sold and services	(84,497)	(44,740)	(129,237)

Operating income (expenses)
General and administrative expenses	(112,894)	(13,194)	(126,088)
Commercial expenses	(38,633)	(9,300)	(47,933)
Other operating income	933	-	933
Impairment losses on trade receivables	(8,896)	-	(8,896)
Profit before finance result and taxes	78,169	8,809	69,360

Assets	7,268,326	134,939	7,403,265
Current and non-current liabilities	2,640,755	72,985	2,713,740

	March 31, 2021 (unaudited)
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	223,624	57,208	280,832
Cost of goods sold and services	(76,867)	(37,115)	(113,982)

Operating income (expenses)
General and administrative expenses	(101,809)	(8,066)	(109,876)
Commercial expenses	(38,839)	(10,670)	(49,509)
Other operating income	648	1,819	2,467
Impairment losses on trade receivables	(2,609)	-	(2,609)
Profit before finance result and taxes	4,147	3,176	7,323

Assets	6,698,464	168,524	6,866,988
Current and non-current liabilities	1,992,252	89,665	2,081,917

The Segments’ profit represents the profit earned by each segment without finance results and income tax expense. This is the measure reported to the CODM for the purpose of resource allocation and assessment of segment performance.

The Company operates in Brazil, with no revenue from foreign customers. Additionally, no single customer contributed ten per cent or more to the Company and Segments revenue for the three-month periods ended on March 31, 2022 and 2021.

26	Non-cash transactions

Non-cash transactions for the three-month periods ended March 31, 2022 and 2021 are, respectively: (i) Additions of right of use assets and lease liabilities in the amount of R$15,929 and R$ 13,731 and (ii) Disposals of contracts of right of use assets and lease liabilities in the amount of R$ 3,151, and R$ 3,331 and Accounts payable assumed in the acquisition of Phidelis and MVP, in the amount of R$ 28,841. (see note 5).

27	Subsequent events

Pursuant to our corporate reorganization plan, the subsidiaries Mind Makers Editora Educacional (“Mind Makers”), Nota 1000 Serviços Educacionais Ltda (“Redação Nota 1000”) and Meritt Informação Educacional Ltda. (“Meritt”), had their operational activities, assets and liabilities, merged into Somos Sistemas, the main company of the group, on April 1, 2022. As a result, Mind Makers, Redação Nota 1000 and Meritt ceased to exist as separate legal entities.

***

VASTA Platform Limited

Unaudited Interim Condensed Consolidated

Financial Statements

Three-month period ended March 31, 2022

Mario Ghio Junior

Chief Executive Officer

Bruno Giardino Roschel de Araujo

Chief Financial Officer

Marcelo Vieira Werneck

Accountant – CRC: RJ-091570/0-1